UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1 )*

                                  CALTON, INC.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    131380206
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                                 (CUSIP Number)


           Joyce P. Caldarone, 162 Anchor Drive, Vero Beach, FL 32963
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                December 14, 1998

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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d1(b)(3) or (4), check the following box |_|.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO. 131380206                                       PAGE 2 OF 5 PAGES

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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Joyce P. Caldarone
              SS # ###-##-####

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|

        Mrs. Caldarone expressly disclaims the existence of a group      (b) |X|
        between herself and her husband, Anthony J. Caldarone. Mrs.
        Caldarone also disclaims any beneficial interest in the 4,272,596 shares held by her husband.

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3       SEC USE ONLY

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4       SOURCE OF FUNDS*

              P.F.

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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             |_|
        PURSUANT TO ITEMS 2(d) OR 2(e)

              N/A

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6       CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S. Citizenship

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  NUMBER OF SHARES     7     SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              2,281,209
   PERSON WITH

                     -----------------------------------------------------------
                       8     SHARED VOTING POWER

                                None
                     -----------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER

                                2,281,209

                     -----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                                None

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,281,209

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |X|

     Does not include 4,212,596 shares held by Anthony J. Caldarone, the husband of Mrs. Caldarone, as to which shares she disclaims any beneficial interest.

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              8.57%

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14      TYPE OF REPORTING PERSON*

              IN

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


                                 AMENDMENT NO. 1

                                       TO

                        STATEMENT PURSUANT TO RULE 13D-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

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CUSIP # 131380206

ITEM 1. SECURITY AND ISSUER

     This Schedule 13D relates to the Common Stock, par value $.01 per share ("Common Stock"), of Calton, Inc., a New Jersey corporation (the "Company").

     The principal executive offices of the Company are located at 500 Craig Road, Manalapan, New Jersey 07726.

ITEM 2. IDENTITY AND BACKGROUND

        (a) Joyce P. Caldarone.

        (b) Residence: 162 Anchor Drive, Vero Beach, Florida 32963.

        (c) Investor.

        (d) During the past five years, Joyce Caldarone has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the past five years Joyce Caldarone has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of which was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

        (f) U.S. Citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Personal funds have been used in acquiring the shares of Common Stock of the Company.

ITEM 4. PURPOSES OF TRANSACTIONS

     On December 11, 1998, Mrs. Joyce P. Caldarone (the "Reporting Person" or "Mrs. Caldarone") acquired 886,000 shares of Common Stock ("the Purchased Shares") for an aggregate purchase price of $996,750 from Apollo Home Partners, L.P. ("Apollo") pursuant to a Purchase and Sale Agreement dated as of December 14, 1998 among Mrs. Caldarone, Anthony J. Caldarone and Apollo (the "Purchase Agreement"). Mrs. Caldarone purchased the shares for investment purposes.

      Mrs. Caldarone has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number of or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g) (4) of the Act, as amended or (j) any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY

        (a) The aggregate number of shares of Common Stock beneficially owned by Mrs. Caldarone as of the Closing Date is 2,281,209 shares, or approximately 8.57% of the class of securities identified in Item 1 based on 26,630,823 shares of Common Stock outstanding as of November 2, 1998, as reported in the Company's Proxy Statement dated December 4, 1998.

        (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, or shared power to dispose or indirect the disposition for the Reporting Person is set forth in the cover page and such information is incorporated herein by reference.

        (c) Mrs. Caldarone has had no transactions in the class of securities reported herein during the past 60 days.

        (d) Not applicable.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

     A Special Meeting of Shareholders of the Company is scheduled to take place on December 30, 1998. At the Special Meeting, shareholders will be asked to approve the sale by the Company of its principal operating subsidiary, Calton Homes, Inc., to Centex Real Estate Corporation. Pursuant to the Purchase Agreement, Apollo agreed that it shall deliver, as soon as practicable after the date of the Purchase Agreement, an irrevocable proxy, to vote the purchased shares at the meeting in favor of the sale of Calton Homes, Inc. to Centex Real Estate Corporation.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      Exhibit A   Purchase and Sale Agreement dated as of December 14,
                  1998 among Apollo Home Partners, L.P., Anthony J.
                  Caldarone and Joyce P. Caldarone.


                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 1998


                                            -------------------
                                            Joyce P. Caldarone

                           PURCHASE AND SALE AGREEMENT

     This Agreement (the "Agreement") is made and entered into as of December 14, 1998 between Apollo Home Partners, L.P., a Delaware limited partnership (hereinafter, the "Seller") and Anthony J. Caldarone ("Mr. Caldarone"), an individual and a principal of Calton, Inc. (the "Company"), and Joyce P. Caldarone, an individual (collectively, the "Buyers").

     WHEREAS, Buyers desire to purchase and Seller desires to sell an aggregate of 1,772,000 shares of Common Stock (the "Shares") of the Company as set forth in EXHIBIT A hereto;

     WHEREAS, Seller is also entering into an agreement with the Company to sell 886,000 shares of the Common Stock of the Company to the Company simultaneously herewith (the "Calton Sale").

     NOW, THEREFORE, in consideration of the mutual covenants, agreements and understandings herein contained, the parties hereto agree as follows:

1 Purchase and Sale.

     1.1 For and in consideration of the Purchase Price being paid to Seller simultaneously herewith as provided in Section 1.2, Seller does hereby irrevocably sell, assign, transfer and set over all of its right, title and interest in and to 886,000 Shares to each of the Buyers.

     1.2 For and in consideration of the sale, assignment and transfer of the Shares to the Buyers as provided herein, simultaneously herewith each Buyer is paying to the Seller an amount equal to $996,750 (the "Purchase
Price")($1,993,500 in the aggregate), by wire transfer of immediately available funds.

     1.3 Settlement shall be through Depository Trust Company ("DTC"), if the Shares are issued of record to DTC, in which such event Seller shall cause accounts at DTC of each Buyer's nominee set forth on EXHIBIT A to be credited with the 886,000 Shares and each Buyer shall cause $996,750 to be paid to the Seller in immediately available funds pursuant to the wire instructions set forth in EXHIBIT B.

     1.4 The Seller and the Buyers hereby acknowledge that a Special Meeting of Shareholders of the Company will be held on


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


December 30, 1998 (the "Meeting") and that pursuant to the Company's proxy statement relating to the Meeting, the Seller, as beneficial owner of the Shares as of the record date set forth in such proxy, is entitled to direct its nominee to vote the Shares at such Meeting. In connection therewith and as a condition to the purchase of the Shares by the Buyers pursuant to this Agreement, the Seller agrees that it shall cause its nominee to deliver to Buyer, as soon as practicable after the date of this Agreement, an irrevocable proxy (the "Proxy") to vote the Shares at the Meeting which shall be marked to indicate a vote in favor of the sale of Calton Homes, Inc. to Centex Real Estate Corporation (the "Proxy"); provided, however, that Mr. Caldarone hereby agrees to indemnify, defend and hold harmless Seller, including its officers, directors, partners and control persons (as defined in the Securities Act of 1933, as amended), from any and all claims, damages, losses or liabilities which may arise as a result of
(i) any breach of this Agreement by any of the Buyers or (ii) the delivery of the Proxy, or (iii) the Seller's nominee voting the Shares in accordance with the instructions of the Buyer as provided for herein. Seller acknowledges and agrees that the Proxy shall be coupled with an interest.

     1.5 The Seller and the Buyers hereby agree and acknowledge that it is a condition of the obligation of the Seller to sell the Shares to the Buyers that the purchase and sale of the Shares made hereby and the Calton Sale be consummated simultaneously.

2 Representations of Seller. Seller represents and warrants to Buyers the following:

     2.1 Seller is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware.

     2.2 Seller has full partnership power and authority to execute, deliver and perform its obligations under this Agreement, and to sell the Shares to the Buyers. Neither the execution, delivery and performance of this Agreement nor the sale of the Shares to the Buyers has resulted, or will result, in any breach of any provision of, or constitute a default (or an event of which with or without notice or lapse of time, or both, would constitute a default) under, the Seller's partnership documents or any agreement or instrument to which the Seller is a party or by which it is bound, or any statute, order, rule or regulation of any court or other governmental authority applicable to it.


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


     2.3 This Agreement has been duly and validly authorized, executed and delivered and constitutes the legal, valid and binding obligations of the Seller, enforceable against the Seller, in accordance with its terms.

     2.4 Seller has not pledged, encumbered, assigned, transferred, conveyed, disposed of or terminated, in whole or in part, any of its right, title and interest in or to the Shares or suffered to exist any liens on such right, title and interest, and the Seller owns, beneficially and of record, the Shares free and clear of any adverse claims, including, without limitation, any liens, charges and other encumbrances (collectively "Liens"). Further, Seller shall deliver to the Buyers the Shares free and clear of any Liens other than any Liens that may be imposed under securities laws.

     2.5 Seller is and has been at all times for more than three years prior to the date hereof the beneficial owner of the Shares.

     2.6 Seller acknowledges receipt of the Company's (i) 1997 Annual Report to Shareholders, (ii) Report on Form 10-K for the fiscal year ended November 30, 1997, (iii) Report on Form 10Q for the quarter ended August 31, 1998 and (iv) the Proxy Statement dated December 4, 1998.

3 Representations and Warranties of the Buyers. The Buyers hereby, jointly and severally, represent and warrant to the Seller as follows:

     3.1 Each Buyer has full power, authority and capacity to execute, deliver and perform its obligations under this Agreement. Neither the execution, delivery and performance of this Agreement has resulted, or will result, in any breach of any provision of, or constitute a default (or an event of which with or without notice or lapse of time, or both, would constitute a default) under, the Buyer's charter documents, if applicable, or any agreement or instrument to which the Buyer is a party or by which it is bound, or any statute, order, rule or regulation of any court or other governmental authority applicable to it.

     3.2 This Agreement has been duly and validly authorized, executed and delivered and constitutes the legal, valid and binding obligations of each Buyer, enforceable against each Buyer, in accordance with its terms.

     3.3 Each Buyer understands that the Shares have not been registered under the Securities Act of 1933, as amended (the


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


"Act"), and may not be sold except pursuant to an effective registration statement, or pursuant to a duly available exemption from such registration requirements. Each Buyer further acknowledges that, so long as appropriate, a legend similar to the following may appear on the certificates representing the
Securities:

     "[T]hese securities have not been registered under the Securities Act of 1933 and may be reoffered and sold only if so registered or if an exemption from registration is available."

     3.4 Each Buyer is a sophisticated investor and is purchasing the Shares for its own account and not with a view to or for sale or distribution thereof that would be in violation of the Act. In that regard, Mr. Caldarone is a principal and/or executive of the Company and, as such, has access to material information with respect to the Company's operations, prospects and/or financial condition and acknowledges and understands the risks inherent in an investment in the Shares. Each Buyer further acknowledges that the Buyer has conducted its own investigation, to the extent that the Buyer has determined necessary or desirable regarding the Company, and that the Buyer has determined to enter into and complete this transaction based on, among other things, such investigation and Information.

     3.5 Each Buyer is an "accredited investor" as such term is defined in Rule 501 of Regulation D under the Act, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the acquisition of the Shares, and having had access to, or having been furnished with, all such information as it has considered necessary, has concluded that it is able to bear those risks.

     3.6 The Shares were not offered or sold to the undersigned by any form of general solicitation or general advertising.

     3.7 Each Buyer acknowledges that the purchase of the Shares does not violate any law or regulation applicable to it or its business.

4 Miscellaneous.

     4.1 Survival. All representations, warranties, and covenants made by the parties hereto shall be considered to have been relied upon by the parties hereto and shall survive the execution, performance and delivery of this Agreement and all other documents contemplated herein.


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


     4.2 Successors and Assigns. This Agreement shall inure to the benefit of and be enforceable by, and shall be binding upon and enforceable against, the respective parties hereto and their successors and assigns.

     4.3 Costs and Expenses. Except as otherwise expressly provided for herein, each party to this Agreement shall bear its own costs and expenses, including but not limited to attorney's fees and expenses, in connection with the preparation, review and execution of this Agreement.

     4.4 Governing Law. This Agreement shall be construed in accordance with and be governed by the internal laws of the State of New York without reference to conflict of laws principles.

     4.5 Specific Performance. The Buyers and Seller each acknowledges that damages would be an inadequate remedy for breach of this Agreement and that the Buyers and Seller, respectively, shall each be entitled to specific performance and other equitable relief in addition to other applicable remedies.

     4.6 Counterpart Execution. This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but when taken together, shall constitute one and the same instrument.

     4.7 Integration. This Agreement constitutes the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, understandings or representations pertaining to the subject matter hereof, whether oral or written.

      4.8 Interpretation. Each of Seller and the Buyers acknowledge and agree that they have been represented by or had the opportunity for representation of counsel in connection with the matters contemplated hereby and further that this Agreement shall not be construed either for or against either party by reason of its preparation.

     4.9 Further Assurances. Each of Seller and the Buyers agree to execute and deliver to the other party hereto such additional documents or instruments as such other party may reasonably request in order to fully effect the purposes and intent of, and the transactions contemplated by, this Agreement.

     4.10 Termination. In the event that the purchase and sale of the Shares as set forth herein is not consummated on or before


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


December 14, 1998, this Agreement shall terminate and be of no force or effect.

     IN WITNESS WHEREOF, the parties hereby execute this Agreement as of the date first written above.

     "SELLER"

APOLLO HOME PARTNERS, L.P.

By:   AIF II, L.P.
      Its General Partner

By:   Apollo Advisors, L.P.
      Its Managing Partner

      By: /s/ MICHELLE HSU
          --------------------
      Title:  Authorized Person


     "BUYERS"

/s/ ANTHONY J. CALDARONE
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ANTHONY J. CALDARONE

/s/ JOYCE P. CALDARONE
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JOYCE P. CALDARONE CALDARONE


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